UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Truett Hurst, Inc.
(Name of Issuer)

Class A Common stock
(Title of Class of Securities)

897871109
(CUSIP Number)

March 18, 2014
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 897871109	SCHEDULE 13G (Amendment No. 1)	Page 2 of 6


1	Names of Reporting Persons

	Twinleaf Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Connecticut

			5	Sole Voting Power

				0 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		227,311 shares
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				0 shares

			8	Shared Dispositive Power

				227,311

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	227,311 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	8.375%

12	Type of Reporting Person (See Instructions)

	IA, Reporting Person is an investment advisor


CUSIP No. 897871109	SCHEDULE 13G (Amendment No. 1)	Page 3 of 6


Item 1(a).	Name of Issuer.

	Truett Hurst, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	4035 Westside Road, Healdsburg, California 95448

Item 2(a).	Name of Person Filing.

	Spencer Grimes, Managing Member of Twinleaf Management, LLC

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	131 Brookwood Lane, New Canaan, CT 06840

Item 2(c).	Citizenship.

	Twinleaf Management, LLC is a Connecticut limited liability company

Item 2(d).	Title of Class of Securities.

	Class A Common stock

Item 2(e).	CUSIP Number.
	897871109


Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 897871109	SCHEDULE 13G (Amendment No. 1)	Page 4 of 6


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);

(K)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership.

	Reference is hereby made to Items 5-9 and 11 of page two
(2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a
Class.

	Not applicable.



CUSIP No. 897871109	SCHEDULE 13G (Amendment No. 1)	Page 5 of 6


Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Twinleaf Management, LLC is a Registered Investment Advisor. The shares are held across nine (9) discretionary client accounts. Such clients have the right to recieve or the power to direct the reciept of dividends from, or the proceeds from the sale of, such securities. No such client contains an interest relating to more than five percent (5%) of the class of securities.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Spencer Grimes certifies that, to the best of his knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 897871109	SCHEDULE 13G (Amendment No. 1)	Page 6 of 6


Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	December 6, 2016

	Twinleaf Management, LLC


	/s/ Spencer Grimes
	________________________
	By:  Spencer Grimes
	its:	Managing Member


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)